42127 Pleasant Forest Court

Ashburn, VA 20148-7349

February 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Ansart

RE:	Quoin Pharmaceuticals Ltd.

Registration Statement on Form S-1

File No. 333- 277016

Dear Ms. Ansart:

Quoin Pharmaceuticals Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-277016), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Wednesday, February 14, 2024, at 5:30 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Melissa Palat Murawsky of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Murawsky (215) 569-5732 with any questions you may have concerning this request, and please notify Ms. Murawsky when this request for acceleration has been granted.

Very truly yours,

QUOIN PHARMACEUTICALS LTD.

By:	/s/ Dr. Michael Myers
Name: Dr. Michael Myers
Title: Chief Executive Officer